EXHIBIT 99.1

BrainsWay Reports First Quarter 2020 Financial Results and Operational Highlights

PATTERSON, N.J. and JERUSALEM, June 24, 2020 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in the advanced non-invasive treatment of brain disorders, today reported financial results for the quarter ended March 31, 2020, and provided an operational update.

Recent Financial and Operational Highlights

  For the three months ended March 31, 2020, the impact of the temporary shutdown of certain physician offices due to COVID-19 resulted in revenues of $4.2 million, a decrease of 20% as compared to the same period of 2019.
  As of March 31, 2020, BrainsWay’s Deep TMS installed base was 548 total systems, a 32% increase from the same period in 2019.
  Submitted its application for premarket notification 510(k) regulatory clearance of the BrainsWay Deep TMS platform technology for use in smoking cessation.
  Leadership enhancements, including promotion of Hadar Levy to Senior Vice President and General Manager of North America, appointment of Judy Huber as Senior Vice President and Chief Financial Officer, appointment of Chris Boyer as Vice President of Global Marketing, and promotion of Amit Ginou to Vice President and Manager of Israel Operations.

“We are pleased that many clinics are now reopening and progressing toward near-normal operations,” stated Christopher von Jako, Ph.D., President and Chief Executive Officer of BrainsWay. “BrainsWay has remained fully operational in the U.S., as we recognize the importance of patients continuing to receive their Deep TMS treatment during the COVID-19 pandemic. In addition, we have established a number of new resources to address the significant negative impact on mental health that so many are facing during this challenging time. These resources include creating educational materials, launching a new website, and implementing a payment flexibility plan for new customers. BrainsWay has also executed a plan to decrease expenses, including reducing salaries and implementing other cost-saving measures. We believe that these actions, together with other enhancements to key foundational areas of our business, will ensure that we are well-positioned to support our customers in addressing the mental health challenges that surely lie ahead.”

First Quarter 2020 Financial Results

  Total revenues for the quarter totaled $4.2 million, compared with $5.2 million for the first quarter of 2019, a decrease of 20%. Quarterly recurring lease revenues of $3.5 million, representing an increase of 13% over the first quarter of 2019.
  Gross margin for the first quarter of 2020 was 76%, slightly lower than the first quarter 2019 gross margin of 78%, resulting from a higher percentage of lease revenues versus direct purchases.
  Operating expenses for the quarter totaled $6.8 million, compared with $5.6 million for the first quarter of 2019. This increase is in line with the Company’s strategy to accelerate growth by increasing the size of its sales force and enhancing marketing activities globally.
  Operating loss for the quarter was $3.6 million, compared with $1.6 million for the same period in 2019.
  As of March 31, 2020, the Company had cash and short-term investments of approximately $18.2 million, compared to $21.9 million at December 31, 2019, reflecting a cash burn of $3.7 million resulting from the increase in operating loss and delayed collections from certain customers.

Financial Guidance
While BrainsWay does not intend to provide quarterly financial guidance as standard practice, given the extenuating circumstances caused by COVID-19, the Company believes that it is important that investors and analysts have an understanding of the current state of its business in this evolving healthcare environment. Therefore, for the second quarter of 2020, BrainsWay expects revenues to be in the range of $4.6 million and $4.9 million.

Conference Call and Webcast
BrainsWay’s management will host a conference call on Wednesday, June 24, 2020, at 8:30 a.m. Eastern Time to discuss these results and answer questions.

Wednesday, June 24, at 8:30 AM Eastern Time:

Telephone conference
Dial in information:
Standard international:	+44 (0) 2071 928000
Israel, Tel Aviv (Local):	+972 3-721-7998
United States, New York (Local):	+1 631-510-7495
Confirmation Code:	6968612

To listen to a live webcast, please visit the Investors section of the BrainsWay website at www.BrainsWay.com. Please access the Company’s website at least 10 minutes ahead of the conference call to register. The webcast replay will be available on the website for two weeks following the completion of the call.

About BrainsWay
BrainsWay is a commercial stage medical device company focused on the development and sale of non-invasive neuromodulation products using the Company’s proprietary Deep Transcranial Magnetic Stimulation (Deep TMS) technology for the treatment of major depressive disorder (MDD) and obsessive-compulsive disorder (OCD), for which BrainsWay received marketing authorization from the U.S. Food and Drug Administration (FDA) in 2013 for MDD and in 2018 for OCD. BrainsWay is currently conducting clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders.

Forward Looking Statements
This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words.  These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, and the effect of the global COVID-19 health pandemic on our business and continued uncertainty and market impact relating thereto.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:
BrainsWay:
Judy Huber
SVP and Chief Financial Officer
Judy.huber@brainsway.com

Investors:
Bob Yedid
LifeSci Advisors
646-597-6989
Bob@LifeSciAdvisors.com

BRAINSWAY LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

	March 31,	December 31,
	2020	2019
	Unaudited	Audited

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$17,969	$21,674
Short-term deposits	221	221
Trade receivables, net	5,391	5,507
Other accounts receivable	1,154	1,427
	4,735	28,829
NON-CURRENT ASSETS:
Long-term deposit	158	168
Leased systems	5,421	5,491
System components and other property and equipment	$4,718	$4,248
	10,297	9,907
	$35,032	$38,736
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$1,093	$1,320
Other accounts payable	3,542	3,379
Deferred revenues	1,356	1,305
Liability in respect of research and development grants	940	714
	6,931	6,718
NON-CURRENT LIABILITIES:
Deferred revenues and other liabilities	2,149	2,353
Liability in respect of research and development grants	4,818	5,367
Warrants	48	78
	7,015	7,798
EQUITY:
Share capital	233	233
Share premium	94,300	93,649
Share-based payment	4,092	4,435
Adjustments arising from translating financial statements from functional currency to presentation currency	(2,188)	(2,188)
Accumulated deficit	(75,351)	(71,909)
	21,086	24,220
	$35,032	$38,736

BRAINSWAY LTD.

  CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

 U.S. dollars in thousands (except share and per share data)

	For the three months ended
	March 31
	(Unaudited)
	2020	2019
Revenues	$4,157	$5,182
Cost of revenues	1,015	1,158
Gross profit	3,142	4,024

Research and development expenses, net	1,795	1,792
Selling and marketing expenses	3,713	2,838
General and administrative expenses	1,255	1,003
Total operating expenses	6,763	5,633
Operating loss	3,621	1,609
Finance expense (income), net	(309)	236

Loss before income taxes	3,312	1,845
Income taxes	130	62
Net loss and total comprehensive loss	$3,442	$1,907
Basic and diluted net loss per share	$(0.15)	$(0.11)

BRAINSWAY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	For the three months ended
	March 31,
	2020	2019

	(Unaudited)
Cash flows from operating activities:
Total comprehensive loss	$(3,442)	$(1,907)
Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to profit or loss items:
Depreciation and amortization	445	130
Depreciation of leased systems	294	226
Finance expenses (income), net	(309)	221
Cost of share‑based payment	308	361
Income taxes	130	124
	868	1,062
Changes in asset and liability items:
Decrease (increase) in trade receivables	88	(745)
Decrease in other accounts receivable	264	197
Increase (decrease) in trade payables	(413)	166
Increase in other accounts payable	74	337
Increase (decrease) in deferred revenues and other liabilities	(15)	185
	(2)	140
Cash paid and received during the period for:
Interest paid	(23)	(64)
Interest received	31	10
Taxes	(9)	(187)
	(1)	(241)
Net cash used in operating activities	(2,577)	(946)
Cash flows from investing activities:
Purchase of property and equipment(*)	(946)	(358)
Investment in short‑term deposits, net	-	(55)
Withdrawal of long‑term deposits, net	10	-
Net cash used in investing activities	(936)	(413)
Cash flows from financing activities:
Receipt of government grants	42	47
Repayment of lease liability	(110)	(101)
Net cash used in financing activities	(68)	(54)
Exchange rate differences on cash and cash equivalents	(124)	(14)
Decrease in cash and cash equivalents	(3,705)	(1,427)
Cash and cash equivalents at the beginning of the period	21,674	8,968
Cash and cash equivalents at the end of the period	$17,969	$7,541
(a) Significant non‑cash transactions:
Purchase of property and equipment on credit	$192	$161

_________________________

(*) Derived mainly from purchase of system components